                    As filed with the Securities and Exchange Commission on November 6, 1996
                                                                                      Registration No. 333-
====================================================================================================================

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     FORM S-3
                                              REGISTRATION STATEMENT
                                                      Under
                                            THE SECURITIES ACT OF 1933

                                                BRIGHTPOINT, INC.
                                 (Name of registrant as specified in its charter)

         Delaware                                     6402 Corporate Drive                               35-1778566
(State or other jurisdiction                       Indianapolis, Indiana 46278                        (I.R.S. employer
    of incorporation or                                     (317) 297-6100                             identification
       organization)                      (Address, including zip code, and telephone number,              number)
                            including area code, of registrant's principal executive offices)

                                            Robert J. Laikin, Chairman
                                                Brightpoint, Inc.
                                               6402 Corporate Drive
                                           Indianapolis, Indiana 46278
                                                  (317) 297-6100
                            (Name, address, including zip code, and telephone number,
                                    including area code, of agent for service)

                                                    Copies to:

                                             Robert J. Mittman, Esq.
                                              Tenzer Greenblatt LLP
                                               405 Lexington Avenue
                                             New York, New York 10174
                                            Telephone: (212) 885-5000
                                            Telecopier: (212) 885-5001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest
reinvestment plans, please check the following box |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the
Securities Act, please check the following box and list the Securities Act registration statement number
of the earlier registration statement for the same offering. |_| ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. |_| ____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
   Title of Shares                                            Proposed Maximum Offering  Proposed Maximum Aggregate   Amount of
  to be Registered               Amount to be Registered(1)     Price Per Share(2)          Offering Price(2)       Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value         750,000 Shares                   $25.00                   $18,750,000              $5,681.82
====================================================================================================================================

(1)     For the account of selling stockholders.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, (the "Act") the registration fee has been calculated based upon the average of the high and low sale prices as reported by NASDAQ for the registrant's Common Stock on October 31, 1996.

                                 --------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Preliminary Prospectus Dated November 6, 1996
                              Subject to Completion

PROSPECTUS


                                750,000 Shares of Common Stock

                                       Brightpoint, Inc.


This  Prospectus  relates  to an  offering  by  certain  persons  (the  "Selling
Stockholders") of an aggregate of up to 750,000 shares of Common Stock of Brightpoint, Inc. (the "Company"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

The Common Stock is traded on the NASDAQ National Market under the symbol "CELL." On November 4, 1996, the closing sale price of the Common Stock as reported by NASDAQ was $27.00.

                             ----------------------

              THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                            -------------------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is ______, 1996

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400 Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Website that contained reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Commission's Website address is http://www.sec.gov.



                      INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (b) Quarterly Report on Form 10-Q for the three month period ended March 31, 1996;

     (c) Quarterly Report on Form 10-Q for the three month period ended June 30, 1996;

     (d) Quarterly Report on Form 10-Q for the three month period ended September 30, 1996;

     (e) Current Report on Form 8-K dated June 12, 1996; and

     (f) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Requests should be directed to Ms. Wendi Craven, Brightpoint, Inc., 6402 Corporate Drive, Indianapolis, Indiana 46278, telephone:
(317) 297-6100.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the Company's Current Report on Form 8-K dated June 12, 1996, incorporated by reference in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. All information in this Prospectus reflects the Company's acquisition of the Allied Companies (as hereinafter defined) in June 1996. See "Recent Developments."

                                   The Company

     Brightpoint, Inc. (the "Company") is a leading worldwide distributor of cellular telephones and accessories. The Company offers products from prominent manufacturers under brand names such as Nokia, Ericsson, Motorola, Audiovox, NEC and AT&T, and has developed a global customer base of more than 10,000 cellular carriers, agents, resellers, dealers and retailers. The Company has grown rapidly, with net sales increasing from approximately $309.2 million for the year ended December 31, 1994 to approximately $419.1 million for the year ended December 31, 1995, and with pro forma net income increasing from approximately $4.6 million to approximately $7.3 million during the same period.

     The market for cellular products and services, a major segment of the wireless communications industry, has grown substantially and continues to expand. The number of cellular subscribers in the United States has increased from approximately 300,000 in 1985 to more than 32 million in 1995, growing by more than eight million, or approximately 33.3%, in 1995 alone. In addition, the Company expects that rapid growth in international markets will continue as a result of low market penetration, economic growth and high population density. The Company has been successful in expanding its international presence, with international sales as a percentage of net sales increasing significantly from approximately 18.4% to 27.9% from the year ended December 31, 1994 to the year ended December 31, 1995.

     The emergence of new wireless communications technologies and services, such as enhanced specialized mobile radio ("ESMR"), personal communications services ("PCS") and satellite communications systems, is expected to increase the wireless communications subscriber base upon widespread commercial introduction of these services. The Company currently provides cellular distribution services for many of the leading manufacturers and carriers which are expected to participate in these new and emerging wireless communications markets.

     The Company focuses on serving as an effective link between manufacturers and service providers in the wireless communications industry. The Company's goals include (i) building upon its base of customers by providing a reliable, timely and cost-effective means of obtaining a broad range of brand name products and accessories, (ii) meeting the increasing outsourcing demands of manufacturers and service providers by offering inventory management and value-added services, (iii) offering an attractive channel of distribution for its suppliers by providing an efficient, low-cost method of accessing a large and diverse base of customers worldwide and
(iv) expanding sales of accessory products.

     The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. The Company's principal executive offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278, and its telephone number is (317) 297-6100.

                               Recent Developments

     In July 1996, the Company entered into an agreement with Technology Resources International Ltd. ("TRI"), an international distributor of wireless communications equipment based in the United Kingdom, pursuant to which the parties formed Brightpoint International Ltd. ("Brightpoint International"), a company owned equally by the Company and TRI. Brightpoint International conducts all of the Company's sales and marketing activities outside of North and South America.

     In June 1996, the Company consummated a merger pursuant to an Agreement and Plan of Merger dated March 14, 1996 and as amended on April 29, 1996 (the "Merger Agreement"), by and among the Company, Brightpoint Acquisition, Inc. (the "Subsidiary"), a wholly-owned subsidiary of the Company, Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., Allied Communications of Puerto Rico, Inc. (collectively, the "Allied Companies"), Robert Picow and Joseph Forer (together, the "Allied Stockholders"), pursuant to which, upon the terms and conditions of the Merger Agreement, the Allied
Companies were merged with and into the Subsidiary and all of the outstanding shares of common stock of each of the Allied Companies were converted into an aggregate of 2,025,000 shares of Common Stock of the Company (the "Merger"). Upon the consummation of the Merger, Messrs. Picow and Forer owned 1,741,500 shares and 283,500 shares, respectively, of the Company's Common Stock, which currently represents approximately 15.8% and 2.6%, respectively, of the shares outstanding. The Allied Companies distribute wireless communications products throughout the United States and Latin America.

     Pursuant to the terms of the Merger Agreement, the Company, simultaneously with the Merger, appointed Robert Picow as a director of the Company to serve for a term of three years in the same Class as Robert J. Laikin, Chairman of the Board and Chief Executive Officer of the Company, and appointed Joseph Forer as a director of the Company to serve for a term of two years in the same Class as
J. Mark Howell, President and Chief Operating Officer of the Company. The Company also entered into employment agreements with the Allied Stockholders. In October 1996, Mr. Picow terminated his employment agreement with the Company and entered into a three year consulting agreement with the Company pursuant to which Mr. Picow will receive $10,000 per month. The Company has agreed to include up to 750,000 of the shares of Common Stock held by the Allied Stockholders in the Registration Statement of which this Prospectus forms a part. See "Selling Stockholders and Plan of Distribution."

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of the Common Stock offered hereby.

     Future Operating Results. The Company's business operates on a high-volume, low-margin basis. The Company's operating expenses have increased significantly and can be expected to continue to increase significantly in connection with the Company's expansion activities and, accordingly, the Company's future profitability will depend upon corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased price competition, unfavorable general economic conditions, product returns and recalls and uncollectible accounts, could have an adverse effect on the Company's operating results. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's future operations will be profitable.

     Risks Associated with Rapid Expansion. The Company has achieved rapid and substantial growth which has placed and is expected to continue to place a significant strain on its management, administrative, operational, financial and other resources. The Company's success will be largely dependent upon its ability to hire additional qualified management, marketing and other personnel to augment the Company's efforts in successfully managing such growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company has limited experience in effectuating rapid expansion and in managing a broader range of new services and operations which are geographically dispersed. There can be no assurance that the Company will be able to continue to successfully manage its operations (both in the United States and internationally) or that any inability to do so will not adversely affect its business, financial condition or results of operations.

     Risks Associated with Future Growth and Acquisitions. The Company's continued expansion will be largely dependent upon, among other things, the Company's ability to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms; continually turn its inventories and collect its accounts receivable; and continue to successfully develop and maintain key relationships with carriers and leading manufacturers and dealers of cellular products. The Company's growth prospects could be adversely affected by a decline in the wireless communications industry generally or in particular geographic markets or market segments, which could result in reduction or deferral of expenditures by prospective customers. The Company has and will continue to seek to expand its operations in both the United States and international markets through acquisitions of businesses or the establishment of strategic alliances which the

Company believes are compatible with its business. The Company recently commenced operations of Brightpoint International and consummated the Merger with the Allied Companies. There can be no assurance that the Company will be able to make additional acquisitions or that it will be able to successfully integrate into its operations any business which it may acquire (including the operations of Brightpoint International and the Allied Companies). Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

     Foreign Trade Risks. Sales of cellular products to customers in foreign markets, primarily in Latin America and the Middle East, have accounted for an increasing portion of the Company's net sales. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of cellular products to customers in foreign markets accounted for approximately 18.4%, 32.0% and 41.0%, respectively, of the Company's net sales. The Company is seeking to continue to increase product sales in foreign markets and believes that such markets present significant opportunities. There can be no assurance, however, that the Company will be able to do so or that any such markets will ultimately prove to be viable. To the extent that the Company is able to continue to successfully increase its foreign sales, it will become increasingly subject to risks inherent in foreign trade, including increased credit risk, customs duties and import quotas and other trade restrictions, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of cellular systems and services and international political, regulatory and economic developments, all of which, particularly in light of the historical and political instability of many countries in Latin America and the Middle East, could have a material adverse effect on the Company. In addition, to the extent that the Company establishes operations in foreign countries, there can be no assurance that political, regulatory, economic or military developments, over which the Company will have no control, will not subject the Company to increased risk of loss of revenues and property due to, among other things, expropriation, nationalization, inflation, currency devaluation, international hostilities, confiscatory taxation, limitations on repatriation and currency controls. Although a majority of foreign sales are currently made in U.S. dollars the percentage of the Company's foreign sales made in currencies other than the U.S. dollar has increased in recent periods. Therefore, an increase in the value of the dollar in relation to foreign currencies may have an adverse effect on potential demand for the Company's products. The Company may also experience losses as a result of future fluctuations in foreign currencies compared to the dollar.

     Dependence on Third-Party Suppliers. The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of cellular telephones and accessories. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, the Company's four largest suppliers in the aggregate accounted for approximately 57.8%, 43.9% and 33.8%, respectively, of product purchases. For the year ended December 31, 1995, the Company's four largest suppliers, Nokia Mobile Phones, Inc. ("Nokia"), BellSouth Cellular Corp., Ericsson and Comcast, accounted for approximately 19.7%, 9.9%, 8.6% and 5.7%, respectively, of product purchases, with Nokia, Motorola, Ericsson, and Comcast accounting for approximately 17.2%, 7.1%, 5.5% and 4.09%, respectively, of product purchases for the nine months ended September 30, 1996. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. As is typical in the industry, the Company does not have exclusive or long-term agreements with any of its suppliers and generally purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain of the Company's principal suppliers or substantial price increases imposed by any such suppliers, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. There can be no assurance that suppliers will continue to offer competitive products to the Company, that the Company will be able to obtain accessory products on favorable terms or that the Company will not be subject to the risk of price fluctuations and periodic delays. Failure or delay by principal suppliers in supplying competitive products to the Company on favorable terms would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis.

     Intense Industry Competition. The markets for cellular telephones and accessories are characterized by intense price competition and significant price erosion over the life of a product. The Company competes with numerous well-established wholesale distributors and manufacturers of cellular equipment, including the Company's suppliers, as well as with providers of cellular services, certain of which possess greater financial and other resources than the Company. Certain of these competitors may also market the same or similar products directly to the Company's customers and have the financial resources necessary to enable them to withstand substantial price competition and implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. The cellular distribution industry is also characterized by low barriers to entry and frequent introduction of new products. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current vendor relationships and anticipate and respond to various competitive factors affecting the industry, including new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing and promotion strategies by competitors. There can be no assurance that the Company will be able to continue to compete successfully, particularly as domestic cellular markets mature and the Company seeks to enter into new markets and market new products.

     Inventory Obsolescence and Technological Change. The markets for wireless communications products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The Company has made increased commitments of capital to purchase product inventories. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of cellular products will not market products which have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable. In addition, the use of alternative wireless communications technologies, including ESMR, PCS and satellite communications systems, with the potential to compete with cellular systems, may reduce demand for existing cellular products. The Company expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which would compete with existing cellular technology. Certain of such technologies, upon widespread commercial introduction, could materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products. Moreover, complex hardware and software contained in new cellular phones could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns.

     Increasing Sales Concentration and Accounts Receivable; Collection and Credit Risks. An increasing portion of the Company's net sales has been derived from a concentrated customer base. For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, sales of cellular products to the Company's five largest customers accounted for approximately 17.7%, 17.2% and 15.2%, respectively, of the Company's net sales. For the year ended December 31, 1995, sales of cellular products to CellCom Israel Ltd. ("CellCom") accounted for approximately 7.9% of the Company's net sales. The loss of this customer or other principal customers could have a material adverse effect on the Company's financial condition and results of operations. The Company's accounts receivable, less allowance for doubtful accounts, at September 30, 1996 were approximately $78.1 million, as compared to approximately $55.2 million, at December 31, 1995. At September 30, 1996, the Company's allowance for doubtful accounts was approximately $1.0 million, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position. In connection with the Company's continued expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in foreign markets, and could require the Company to continually increase its allowance for doubtful accounts.

     Possible Fluctuations in Operating Results; Seasonality. The Company's operating results may vary from period to period as a result of purchasing patterns of potential customers, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and the seasonal nature of the Company's business. Sales of the Company's products are seasonal, with peak product shipments, primarily in the United States occurring in the third and fourth quarters. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could have a material adverse effect on the Company. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future.

     Significant Outstanding Indebtedness; Loan Covenants and Security Interests. In order to finance the Company's expanded operations, in June 1996 and October 1996, the Company amended its loan agreement with Bank One, Indianapolis, N.A., acting as agent for a group of banks (the "Bank"), providing for borrowings under a line of credit of up to $75 million and allowing the Company to guarantee up to $25 million of bank debt of Brightpoint International. At September 30, 1996, the Company had approximately $27.2 million outstanding under its agreement with the Bank. All of the Company's inventory and receivables are pledged to the Bank as collateral, and the Company is prohibited from incurring additional indebtedness, which could, under certain circumstances, limit the Company's ability to implement its expansion. In addition to certain net worth and other financial covenants, the Company's loan agreement with the Bank limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of its assets. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations, the Bank could declare the Company's indebtedness to be immediately due and payable and foreclose on the Company's assets. At

September 30, 1996, the Company was in compliance with the terms of its line of credit with the Bank. There can be no assurance that the Company will be able to comply with the terms of its loan agreement with the Bank in the future.

     Dependence on Key Personnel. The success of the Company is largely dependent on the personal efforts of certain key personnel. Although the Company has entered into employment agreements with its key personnel, the loss or interruption of the services of such individuals or other key employees could have a material adverse effect on the Company's business and prospects.

     Classified Board of Directors; Authorization and Discretionary Issuance of Preferred Stock. The Company's By-laws divide the Board of Directors into three classes serving staggered three-year terms. The staggered Board of Directors may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. In addition, the Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.



Selected Financial Data
(Amounts in thousands, except per share data)
                                                                                  Year ended December 31
                                                          1991            1992            1993              1994            1995
                                                       -----------------------------------------------------------------------------
Net sales                                              $  64,400       $  96,403        $ 151,315        $ 309,227        $ 419,149
Cost of sales                                             60,166          89,580          140,617          290,463          390,950
                                                       -----------------------------------------------------------------------------
Gross profit                                               4,234           6,823           10,698           18,764           28,199
Selling, general and
    administrative expenses                                2,867           4,944            7,418           11,095           14,813
                                                       -----------------------------------------------------------------------------
Income from operations                                     1,367           1,879            3,280            7,669           13,386
Interest income (expense), net                                 8             (38)            (103)            (164)          (1,383)
                                                       -----------------------------------------------------------------------------
Income before income taxes                                 1,375           1,841            3,177            7,505           12,003
Income taxes (1)                                             116            --               --              1,623            3,838
                                                       -----------------------------------------------------------------------------
Net income                                             $   1,259       $   1,841        $   3,177        $   5,882        $   8,165
                                                       =============================================================================
Pro forma net income (1)                               $     830       $   1,114        $   1,928        $   4,555        $   7,307
                                                       =============================================================================
Fully diluted net income per share:
         Pro forma                                     $    0.16       $    0.21        $    0.37        $    0.60        $    0.80
                                                       =============================================================================

         Weighted average common
             shares outstanding                            5,275           5,275            5,275            7,614            9,187
                                                       =============================================================================

                                                                                         December 31
                                                            1991            1992             1993             1994             1995
                                                       -----------------------------------------------------------------------------

Working capital                                        $   1,560       $   3,072        $   7,039        $  20,960        $  62,219
Total assets                                               8,425          18,365           31,283           82,845          119,787
Total long-term debt,
    including current portion                              1,563           1,560            6,086            6,361            6,217
Total liabilities                                          7,173          16,029           27,799           62,562           54,930
Stockholders' equity                                       1,252           2,336            3,484           20,283           64,857


(1) See Note 1 of Notes to Consolidated Financial Statements.

                           Management's Discussion And
                       Analysis Of Financial Condition And
                              Results of Operations

     On June 7, 1996, the Company completed a merger with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Puerto Rico, Inc. ("the Allied Companies"), which are engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and accordingly, the Company's consolidated financial statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both companies as if the merger had been in effect for all periods presented. In connection with the merger, the Company recorded a nonrecurring charge of $2,750,000 ($2,061,000 net of tax) in the quarter ended June 30, 1996 for transaction costs, including investment banking, legal, and accounting fees, and for estimated costs associated with the merger.

Results of Operations

     The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in the Company's statements of income. The statements of income contained in the Company's financial statements and the following table for each of the years presented include pro forma adjustments for income taxes as such periods preceded the termination of the Company's or the Allied Companies' S corporation election. See Note 1 of Notes to Consolidated Financial Statements.


                                                                                            Year to Year
                                                                                             Percentage
                                            Percentage of Net Sales                           Changes
                                 ---------------------------------------------     ------------------------------
                                            Year ended December 31,                     1993          1994
                                        1993          1994          1995               to 1994       to 1995
                                 ---------------------------------------------     ------------------------------

Net sales                                100.0%        100.0%        100.0%               104.4%         35.5%
Cost of sales                             92.9          93.9          93.3                106.6          34.6
Gross profit                               7.1           6.1           6.7                 75.4          50.3
Selling, general and
administrative expenses                    4.9           3.6           3.5                 49.6          33.5
Income from operations                     2.2           2.5           3.2                133.8          74.5
Net income                                 2.1           1.9           1.9                 85.1          38.8
Pro forma net income                       1.3           1.5           1.7                136.3          60.4



Net Sales

     Net sales increased by approximately $109.9 million, or 35.5%, from 1994 to 1995 and by $157.9 million, or 104.4%, from 1993 to 1994. The increases in net sales are primarily attributable to increased sales in foreign markets and increased domestic unit volume, offsetting a decrease in per unit prices. Foreign sales were approximately 18.4% and 27.9% of the Company's net sales for 1994 and 1995, respectively. The Company anticipates that sales of its products in foreign markets will continue to account for a significant portion of net sales in the future.

Cost of Sales And Gross Profit

     Cost of sales increased by approximately $100.5 million, or 34.6%, from 1994 to 1995 and by $149.8 million, or 106.6%, from 1993 to 1994. Gross profit increased by approximately $9.4 million, or 50.3%, from 1994 to 1995 and by $8.0 million, or 75.4%, from 1993 to 1994. Gross profit as a percentage of net sales increased from 6.1% to 6.7% from 1994 to 1995 and decreased from 7.1% to 6.1% from 1993 to 1994. The increases in absolute dollars are primarily attributable to the increased number of units sold. The increase in gross profit as a percentage of net sales from 1994 to 1995 is due to an increase in international sales and the Company's ability to maintain its per unit dollar profit as per unit phone prices have declined. In addition, a one-time promotional program was run during 1994 whereby the Allied Companies sold products to a customer and its agents at significantly reduced margins in order to increase sales volume. This reduced gross profit as a percentage of net sales in 1994. The decrease in gross profit as a percentage of net sales from 1993 to 1994 is primarily attributable to the one-time promotional program discussed above. In future periods, gross profit may be affected by product, freight and other costs, price competition and by changes in the mix of products and related services offered by the Company.

Selling, General And Administrative Expenses

     Selling, general and administrative expenses increased by approximately $3.7 million, or 33.5%, from 1994 to 1995 but decreased as a percentage of net sales from 3.6% to 3.5% in 1995. The increase in absolute dollars is attributable to the Company's expanded level of operations and reflects increases in compensation expense, rent expense, travel costs associated with the increased international sales and marketing efforts and an increase in the allowance for doubtful accounts. Selling, general and administrative expenses increased by approximately $3.7 million, or 49.6%, from 1993 to 1994 and decreased as a percentage of net sales from 4.9% in 1993 to 3.6% in 1994. These increase in absolute dollars is attributable to the Company's higher level of business activities, including significantly increased marketing efforts and compensation to additional executive and other personnel. The decrease in selling, general and administrative expenses as a percentage of net sales from 1993 to 1994 can be attributed to the increased sales volume in 1994 which was primarily generated through reduced margins as opposed to significant marketing efforts. While the Company expects these expenses will continue to increase in absolute dollars in connection with higher levels of sales, it is anticipated that selling, general and administrative expenses as a percentage of net sales will remain relatively constant.

Income From Operations

     Income from operations increased by approximately $5.7 million, or 74.5%, from 1994 to 1995 and by $4.4 million, or 133.8%, from 1993 to 1994. Income from operations as a percentage of net sales increased from 2.5% to 3.2% from 1994 to 1995 and increased from 2.2% to 2.5% from 1993 to 1994. From 1994 to 1995, this increase is primarily attributable to the increase in gross profit discussed above, partially offset by the increase in selling, general and administrative expenses. From 1993 to 1994, the increase is due to a decrease in selling, general and administrative expense percentage, which was partially offset by the decrease in gross profit percentage discussed above.

Net Income And Pro Forma Net Income

     Prior to April 14, 1994, the stockholders of the Company and prior to June 7, 1996 the stockholders of the Allied Companies had elected under Subchapter S of the Internal Revenue Code to include the income of their companies in their own income for tax purposes. Accordingly, no corresponding provision for income taxes was made in the historical financial statements until those dates. Net income increased by approximately $2.3 million, or 38.8%, from 1994 to 1995 and remained constant as a percentage of net sales at 1.9% from 1994 to 1995. The increase in net income resulted from an increase in income from operations, partially offset by an increase in interest expense and income taxes. Net income increased by approximately $2.7 million, or 85.1%, from 1993 to 1994 but decreased as a percentage of net sales from 2.1% to 1.9%. This decrease was primarily attributable to a provision for income taxes in 1994 as a result of the termination of the Company's S corporation status while there was no such provision in 1993. Pro forma net income increased by approximately $2.8 million or 60.4%, from 1994 to 1995 and increased as a percentage of net sales from 1.5% to 1.7% from 1994 to 1995. Pro forma net income increased by approximately $2.6 million, or 136.3%, from 1993 to 1994 and increased as a percentage of net sales, from 1.3% to 1.5%, from 1993 to 1994. These increases result from increases in income from operations discussed above partially offset by increases in interest expense.

Liquidity And Capital Resources

     The Company's primary cash requirements have been to fund increased levels of accounts receivable and inventories. The Company has historically satisfied its working capital requirements principally through cash flow from operations, bank borrowings and the issuance of equity securities.

     At December 31, 1995, the Company had working capital of approximately $62.2 million compared to working capital of approximately $21.0 million at December 31, 1994. The increase in working capital was primarily attributable to increased levels of accounts receivable and inventories, proceeds from a public offering of Common Stock in October 1995 and the issuance of Common Stock through the exercise of options and warrants, partially offset by an increase in accrued payroll and other liabilities.

     Net cash used by operating activities was approximately $33.2 million in 1995, as compared to approximately $11.0 million in 1994 and $3.9 million in
1993. The increases in cash used by operating activities were primarily attributable to increases in accounts receivable (including related party receivables)  and  inventories.  Net  cash  used  by  investing  activities  was approximately $2.8 million in 1995, as compared to approximately $468,000 in 1994 and $113,000 in 1993. The increases in cash used by investing activities were primarily attributable to capital expenditures relating to the purchases of information systems equipment and software and furniture and fixtures. Net cash provided by financing activities was approximately $36.3 million in 1995, as compared to approximately $11.3 million in 1994 and $2.4 million in 1993. The increases in net cash provided by financing activities were primarily attributable to proceeds from the Company's initial public offering of Common Stock in April 1994, exercises of options and warrants, a public offering of Common Stock in October 1995 and advances under the Company's line of credit offset by S corporation distributions and debt repayments. At December 31, 1995, the Company had cash and cash equivalents of approximately $726,000.

     In June 1995, the Company entered into a credit agreement (line of credit) with Bank One, Indianapolis, NA, as agent for a group of banks (the "Bank"), which provided for borrowings under a line of credit of up to $30.0 million at December 31, 1995. Advances under the line of credit were based on a borrowing formula equal to 80% of the Company's eligible accounts receivable (33% of foreign receivables), 85% of confirmed accounts receivable and 50% of the Company's qualified inventories (subject to a limit on inventories of the lesser of 50% of the borrowing base or $13.5 million). Interest accrued on such advances, at the option of the Company, either at the Bank's prime rate or the 30-day LIBOR rate plus 175 basis points, and is payable monthly. At December 31, 1995, there were no advances outstanding on the line of credit.

     In January 1996, the Company amended its credit agreement with the Bank to increase available borrowings on the line of credit to $50.0 million. In June 1996, the Company further amended its credit agreement to increase available borrowings on the line of credit to $75 million. The amendment also eliminated all borrowing base limitations previously included in the agreement. Borrowings on the amended line of credit bear interest at the bank's prime rate less up to 100 basis points or at LIBOR plus 75 to 175 basis points dependent upon the ratio of the Company's funded debt to capital. Finally, in October 1996, the Company amended its credit agreement to restate various covenants, including a provision to allow the Company to guarantee bank debt of Brightpoint International Ltd. in an amount not to exceed $25 million.

     Substantially all of the Company's assets, including its inventories and receivables, are pledged to the Bank as collateral. In addition to covenants requiring the maintenance of certain financial ratios, the Company's agreement with the Bank limits or prohibits the Company, subject to certain exceptions, from among other things, incurring additional indebtedness, declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets and entering into transactions with affiliates. The
Company's inability to incur additional indebtedness could, under certain circumstances, limit the Company's ability to expand its operations.

     The Allied Companies had a credit agreement with a separate bank which provided for additional borrowings up to $15,000,000, due on demand with interest on the outstanding principal at the bank's prime rate (8.5% at December 31, 1995). During 1995, the total borrowings available under this line of credit were increased by $5,000,000. The line was collateralized by substantially all the assets of the Allied Companies. The Allied Companies were allowed to borrow up to $2,000,000 over the line of credit limit, with the first $1,000,000 personally guaranteed by the former President of the Allied Companies. This credit agreement was terminated as of June 7, 1996, effective with the merger of the Allied Companies.

     At December 31, 1995 the Company was in compliance with the covenants of both credit agreements.

     The Company has increasingly emphasized the sale of products on open account terms and has purchased increased levels of inventories to support an expanding customer base, which has resulted in increased accounts receivable days outstanding and a decrease in inventory turns. During 1995, approximately 20.7% of the Company's sales were made on a cash-on-delivery basis and approximately 79.3% were made on open account terms. Trade accounts receivable averaged 47 days of sales in 1993, as compared to 36 days in 1994 and 42 days in 1995, while inventory turns decreased from 15 days in 1993 to 12 in 1994 and to 9 in 1995.

     The Company seeks to maintain an average of approximately 30 days of inventory on hand in addition to making opportunistic spot buys. The Company takes a physical inventory on a monthly basis. On an annual basis, cumulative inventory adjustments have accounted for less than 1.0% of total purchases during the years ended December 31, 1993, 1994 and 1995.

At December 31, 1995, the Company's allowance for doubtful accounts was $691,000 which the Company believes is adequate for the size and nature of its receivables. At December 31, 1994 and 1995, accounts 90 or more days past due were approximately 4.2% and 5.9%, respectively, of aggregate trade accounts receivable. Bad debt expense accounted for less than 1.0% of the Company's net sales for 1993, 1994 and 1995. Nevertheless, delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. In connection with the Company's expanded operations, the Company has offered open account terms to additional customers, which subjects the Company to increased credit risk, particularly in foreign markets. The Company seeks to minimize losses on credit sales by closely monitoring its customers' credit worthiness and by seeking to obtain letters of credit or similar security in connection with certain open account sales to customers located in foreign markets. Through 1995, all foreign sales were made in U.S. dollars.

     Other than in connection with implementing the Company's management information system, the Company had no material commitments for capital expenditures at December 31, 1995.

Inflation

     Inflation historically has not had a material effect on the Company's operations.


                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     An aggregate of up to 750,000 shares of Common Stock may be sold pursuant to this Prospectus by the Selling Stockholders. The Company has agreed to register the public offering of such shares under the Securities Act of 1933, as amended, (the "Act") and to pay all expenses in connection therewith. The shares have been included in the Registration Statement of which this Prospectus forms a part. Mr. Picow has been a director of the Company since June 1996 and is Vice Chairman of the Company. Prior thereto, Mr. Picow served as President of Allied Communications, Inc. and certain affiliated companies. Mr. Forer has been a director of the Company since June 1996 and is President of Brightpoint Latin America, a division of the Company. Prior thereto, Mr. Forer served as President of Allied Communications of Florida, Inc. In June 1996, Allied Communications, Inc., Allied Communications of Florida, Inc. and certain affiliated companies were merged with and into a wholly-owned subsidiary of the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The following table sets forth certain information with respect to the Selling Stockholders:

                      Beneficial Ownership of
                      Shares of Common Stock           Shares to be Sold        Shares Owned After          Percentage of Shares
Selling Stockholder        Prior to Sale                in the Offering             the Offering          Owned After the Offering
-------------------        -------------                ---------------             ------------          ------------------------
Robert Picow               1,741,500                       645,000                   1,096,500                      9.9%
Joseph Forer                 283,500                       105,000                     178,500                      1.6%


     The Common Stock will be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares offered hereby may be sold by one or more of the following methods, without limitation:
(a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. Notwithstanding the inclusion in this Prospectus of the 750,000 shares of Common Stock being offered by the Selling Stockholders, Mr. Picow and Mr. Forer have agreed with the Company that as to such 750,000 shares they will not sell, transfer, assign, hypothecate, pledge or otherwise dispose of, in the aggregate, more than the number of shares which would be permitted to be sold pursuant to the volume limitations of Rule 144(e) promulgated under the Act (calculated as if such persons were acting in concert as described in Rule 144(e)).


                                 INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorized Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 102(b) of the Delaware Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

     Article  Nine  of  the  Company's  Certificate  of  Incorporation  and  the
Company's By-Laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or
(iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Tenzer Greenblatt LLP, New York, New York.



                                     EXPERTS

     The consolidated financial statements (including schedule) of Brightpoint, Inc. at December 31, 1995 and 1994, and for the years then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the years 1995 and 1994, is based in part on the reports of Coopers & Lybrand L.L.P., independent auditors. The consolidated financial statements (including schedule) of Brightpoint, Inc. for the year ended December 31, 1993 appearing in this Prospectus and Registration Statement have been audited,as to combination only, by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. These 1993 financial statements (including schedule) have been combined from the financial statements of Brightpoint, Inc. and the Allied Companies, which were audited by BDO Seidman LLP and Weiss, Freedman & Strouss PC, independent auditors, respectively. The financial statements (including schedule) referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission ("Commission") a Registration Statement with respect to the Securities offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement as permitted by the Rules and Regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement and to the Exhibits filed therewith, which may be examined without charge at the Commission's principal office in Washington, D.C. or its regional office in New York City, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified in all respects by the provisions of the exhibit.

                             Index to Financial Statements

                                                                            Page
                                                                            ----

Reports of Independent Auditors ......................................      F-2

Consolidated Statements of Income for the three years ended
    December 31, 1993, 1994 and 1995 .................................      F-6

Consolidated Balance Sheets as of December 31, 1994 and 1995 .........      F-7

Consolidated Statements of Stockholders' Equity  for the three
    years ended December 31, 1993, 1994 and 1995 .....................      F-8

Consolidated Statements of Cash Flows for the three years ended
    December 31, 1993, 1994 and 1995 .................................      F-9

Notes to Consolidated Financial Statements ...........................      F-10

Schedule II Valuation and Qualifying Accounts .......................       F-21

                            Report of Independent Auditors


Board of Directors and Stockholders
Brightpoint, Inc.

We have audited the accompanying consolidated balance sheets of Brightpoint, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. Our audits also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of the Allied Companies, which are included in the consolidated financial statements, which statements reflect total assets constituting 33% in 1995 and 58% in 1994, and net sales constituting 36% in 1995 and 45% in 1994 of the related consolidated totals. Those statements were audited by other auditors whose report appears elsewhere herein, and our opinion, insofar as it relates to data included for the Allied Companies, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements and schedule referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years ended, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein as it relates to 1995 and 1994.

We also have audited, as to combination only, the accompanying consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1993. As described in Note 1 to such statements, these statements have been combined from the consolidated statements of the Allied Companies and Brightpoint, Inc. (which statements are not presented separately herein). The reports of the other auditors who have audited these statements appear elsewhere herein. In our opinion, the accompanying consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1993 have been properly combined on the basis described in Note 1.


Indianapolis, Indiana
January 25, 1996, except for Notes 1, 2, 3 and 9,
as to which the date is October 11, 1996                   /s/ Ernst & Young LLP

Coopers                                       Coopers & Lybrand L.L.P.
& Lybrand



                                              A professional services firm





                        Report of Independent Accountants


To the Shareholders
Allied Communications, Inc. and Affiliates


We have audited the combined balance sheets of Allied Communications, Inc. and Affiliates as of December 31, 1994 and 1995, and the related combined statements of income, stockholders' equity and cash flows for the years then ended (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects the combined financial position of Allied Communications, Inc. and Affiliates as of December 31, 1994 and 1995 and the combined results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As described in Note 12, the 1995 combined financial statements were restated to reflect an increase in cost of sales and accounts payable.


/s/ Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 23, 1996



Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

      Report of BDO Seidman, LLP, Independent Certified Public Accountants



Board of Directors
Brightpoint, Inc.
Indianapolis, Indiana


We have audited the statements of income, stockholders' equity and cash flows for Brightpoint, Inc. (before restatement to reflect the accounts of the Allied Companies pursuant to a business combination accounted for using the pooling of interests method) for the year ended December 31, 1993 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit incudes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Brightpoint, Inc. for the year ended December 31, 1993, in conformity with generally accepted account principles.



                                    /s/BDO Seidman, LLP
                                    BDO Seidman, LLP


Chicago, Illinois
March 15, 1994, except for
  the second paragraph of
  Note 6, as to which the
  date is August 31, 1995

WEISS, FREEEDMAN & STROUSS, P.C.
               CERTIFIED PUBLIC ACCOUNTANTS





                             INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Allied Communications, Inc. and Affiliates
Bensalem, Pennsylvania


We have audited the combined balance sheet of Allied Communications, Inc. and Affiliates (S corporations) (the Company) as of December 31, 1993, and the related combined statements of operations and retained earnings and cash flows for the year then ended (not presented herein). These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit incudes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted account principles.


/s/Weiss, Freedman & Strouss, P.C.

April 20, 1994, except for Note 12, as to which the date is April 3, 1995

                               Brightpoint, Inc.
                             Consolidated Statements
                                    Of Income
                  (Amounts in thousands, except per share data)

                                                                                       Year ended December 31
                                                                                 1993                   1994                   1995
                                                                -------------------------------------------------------------------
Net sales                                                                   $ 151,315              $ 309,227              $ 419,149
Cost of sales                                                                 140,617                290,463                390,950
                                                                -------------------------------------------------------------------
Gross profit                                                                   10,698                 18,764                 28,199


Selling, general and
    administrative expenses                                                     7,418                 11,095                 14,813
                                                                -------------------------------------------------------------------
Income from operations                                                          3,280                  7,669                 13,386

Interest expense, net                                                            (103)                  (164)                (1,383)
                                                                -------------------------------------------------------------------
Income before income taxes                                                      3,177                  7,505                 12,003
Income taxes (Note 5)                                                            --                    1,623                  3,838
                                                                -------------------------------------------------------------------
Net income                                                                  $   3,177              $   5,882              $   8,165
                                                                ===================================================================


Pro forma data (Unaudited):
       Historical income before
           income taxes                                                     $   3,177              $   7,505              $  12,003
       Pro forma income taxes                                                   1,249                  2,950                  4,696
                                                                -------------------------------------------------------------------
       Pro forma net income                                                 $   1,928              $   4,555              $   7,307
                                                                ===================================================================

Net income per share:
       Primary:
           Pro forma                                                        $    0.37              $    0.61              $    0.80
                                                                ===================================================================

           Weighted average common
               shares outstanding                                               5,275                  7,426                  9,122
                                                                ===================================================================

       Fully diluted:
           Pro forma                                                        $    0.37              $    0.60              $    0.80
                                                                ===================================================================

           Weighted average common
               shares outstanding                                               5,275                  7,614                  9,187
                                                                ===================================================================

See accompanying notes.

                                Brightpoint, Inc.
                                  Consolidated
                                 Balance Sheets
                             (Amounts in thousands)


                                                                                                               December 31
                                                                                                           1994                 1995
                                                                                     -----------------------------------------------
Assets
Current assets:
      Cash and cash equivalents                                                                        $    441                  726
      Accounts receivable (less allowance for doubtful
          accounts of $450 in 1994 and $691 in 1995)                                                     41,512               55,153
      Accounts receivable, related parties (Note 8)                                                        --                  2,135
      Inventories                                                                                        39,219               56,313
      Other current assets                                                                                1,004                2,220
                                                                                     -----------------------------------------------
Total current assets                                                                                     82,176              116,547

Property and equipment:
      Equipment                                                                                             329                  744
      Information systems equipment and software                                                            320                1,985
      Furniture and fixtures                                                                                112                  220
      Leasehold improvements                                                                                161                  240
      Construction in progress                                                                             --                    255
                                                                                     -----------------------------------------------
                                                                                                            922                3,444
      Less accumulated depreciation                                                                         292                  510
                                                                                     -----------------------------------------------
                                                                                                            630                2,934

Other assets                                                                                                 39                  306
                                                                                     -----------------------------------------------
Total assets                                                                                           $ 82,845             $119,787
                                                                                     ===============================================


Liabilities and stockholders' equity
Current liabilities:
      Accounts payable and accrued expenses                                                            $ 56,201             $ 48,665
      Notes payable                                                                                       5,015                5,663
                                                                                     -----------------------------------------------
Total current liabilities                                                                                61,216               54,328

Deferred taxes (Note 5)                                                                                    --                     48

Stockholder loans (Note 8)                                                                                1,346                  554

Stockholders' equity (Note 4):
      Preferred stock, $.01 par value:
        Authorized shares - 1,000                                                                          --                   --
        No shares issued or outstanding
      Common stock, $.01 par value:
        Authorized shares - 12,025
        Issued and outstanding shares - 8,150 in 1994
           and 10,610 in 1995                                                                                82                  106
      Additional paid-in capital                                                                         13,073               50,823
      Retained earnings                                                                                   7,128               13,928
                                                                                     -----------------------------------------------
Total stockholders' equity                                                                               20,283               64,857
                                                                                     -----------------------------------------------
Total liabilities and stockholders'
equity                                                                                                 $ 82,845             $119,787
                                                                                     ===============================================


See accompanying notes.

                               Brightpoint, Inc.
                                  Consolidated
                                  Statements Of
                              Stockholders' Equity
                             (Amounts in thousands)

                                                                  Common Stock           Additional
                                                 ----------------------------------        Paid-in        Retained
                                                           Shares            Amount        Capital        Earnings          Total
                                                 -----------------------------------------------------------------------------------
Balance at January 1, 1993                                   5,275        $     52        $     20        $  2,266         $  2,338
          S corporation dividends                             --              --              --            (2,030)          (2,030)
          Net income                                          --              --              --             3,177            3,177
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 1993                                 5,275              52              20           3,413            3,485
          S corporation dividends                             --              --              --            (1,161)          (1,161)
          Transfer of Brightpoint, Inc.
              undistributed S corporat-
              ion earnings                                    --              --             1,006          (1,006)            --
          Issuance of common stock                           2,875              30          12,047            --             12,077
          Net income                                          --              --              --             5,882            5,882
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 1994                                 8,150              82          13,073           7,128           20,283
          S corporation dividends                             --              --              --            (1,365)          (1,365)
          Issuance of common stock                           1,928              19          33,527            --             33,546
          Exercise of stock
              options and warrants                             532               5           2,947            --              2,952
          Tax benefit of exercise
              of stock options                                --              --             1,276            --              1,276
          Net income                                          --              --              --             8,165            8,165
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 1995                                10,610        $    106        $ 50,823        $ 13,928         $ 64,857
                                                 ===================================================================================

See accompanying notes.

                                           Brightpoint, Inc.
                                        Consolidated Statements
                                             Of Cash Flows
                                        (Amounts in thousands)

                                                                                                Year ended December 31
                                                                                     1993                 1994                 1995
                                                                         ----------------------------------------------------------
Operating activities
Net income                                                                       $  3,177             $  5,882             $  8,165
Adjustments to reconcile net income
    to net cash used by operating
    activities:
        Depreciation                                                                  104                  151                  217
        Changes in operating assets
            and liabilities:
               Accounts receivable                                                 (9,541)             (22,214)             (13,641)
               Accounts receivable,
                   related parties                                                   (429)                 566               (2,135)
               Inventories                                                         (4,423)             (28,993)             (17,094)
               Other current assets                                                   (66)                (867)              (1,176)
               Accounts payable and
                  accrued expenses                                                  7,237               34,497               (7,536)
                                                                         ----------------------------------------------------------
Net cash used by operating activities                                              (3,941)             (10,978)             (33,200)

Investing activities
Capital expenditures                                                                 (113)                (468)              (2,521)
Other assets                                                                         --                   --                   (259)
                                                                         ----------------------------------------------------------
Net cash used by investing activities                                                (113)                (468)              (2,780)

Financing activities
Proceeds from stock offerings                                                        --                 12,189               33,546
Proceeds from exercise of
    stock options and warrants                                                       --                   --                  2,952
Tax benefit of exercise of stock options                                             --                   --                  1,276
Proceeds from notes payable                                                         1,567                3,448                  648
Net payments on notes payable                                                        (500)                --                   --
Proceeds from long-term debt                                                        4,009                 --                   --
Payments on long-term debt                                                             (5)              (4,015)                --
Proceeds from (payments on)
    stockholder loans                                                                (586)                 842                 (792)
Increase in other assets                                                             (112)                --                   --
S corporation distributions                                                        (2,022)              (1,169)              (1,365)
                                                                         ----------------------------------------------------------
Net cash provided by financing activities                                           2,351               11,295               36,265
                                                                         ----------------------------------------------------------

Net increase (decrease) in cash and
    cash equivalents                                                               (1,703)                (151)                 285
Cash and cash equivalents at
    beginning of year                                                               2,295                  592                  441
                                                                         ----------------------------------------------------------
Cash and cash equivalents at end of year                                         $    592             $    441             $    726
                                                                         ==========================================================


See accompanying notes.

                      Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

Brightpoint, Inc. (the Company) is a leading worldwide distributor of wireless communication equipment and accessories. The Company distributes its products through a global customer network of cellular carriers, agents, resellers, dealers and retailers throughout the world. The Company's operations are conducted within one business segment.

Principles of Consolidation

On June 7, 1996, the Company completed a merger with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Puerto Rico, Inc. (the "Allied Companies"), which are engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and accordingly, the Company's financial statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both companies as if the merger had been in effect for all periods presented.

Pro forma net income per share for all periods presented is computed after taking into consideration the 2,025,000 shares of the Company's common stock that was exchanged for all of the outstanding common stock of the Allied Companies. Further information pertaining to the merger is presented in the Note 2 - Merger with the Allied Companies.

There are no material differences between the accounting policies of the Company and the Allied Companies. Certain amounts in the Allied Companies' historical combined financial statements were reclassified to conform with the presentation used by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable

The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers' financial condition while, generally, requiring no collateral. Customers that have not been extended credit by the Company are on a cash-on-delivery basis only.

The Company's trade accounts receivables are exposed to concentrations of credit risk. The trade receivables balances, reflecting the Company's sources of revenue from wireless service providers, national retailers and agent dealers, are dispersed throughout the United States, Latin America and the Middle East. The Company provides credit, in the normal course of business to a large number of customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Such losses have been within management's expectations.

Inventories

Inventories consist of cellular telephones and accessories and are stated at the lower of cost (first-in, first-out method) or market. Certain of the Company's vendors have subordinated security interests in the Company's inventories.

Property and Equipment

Property and equipment are stated at cost and depreciation is computed by the straight-line method using the estimated useful lives of the assets, generally five to twelve years. Maintenance and repairs are charged to expense as incurred.

Income Taxes

Prior to April 14, 1994, the stockholders of the Company had elected under Subchapter S of the Internal Revenue Code to include the income of the Company in their own income for tax purposes. Accordingly, the Company was not subject to federal and state income taxes until that date.

Effective April 14, 1994, the Company's election under Subchapter S terminated. Concurrent with the termination, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying current tax laws. The effect on 1994 net income of adopting the Statement was not material.

The Allied Companies had also elected under Subchapter S of the Internal Revenue Code to include the income of the Companies in their own income for income tax purposes and had provided for current income taxes in its combined financial statements only for jurisdictions which do not recognize Subchapter S corporations.

Pro Forma Disclosures

The pro forma income tax amounts presented in the statements of income represent an estimate of the income taxes that the Company and the Allied Companies would have incurred had they been tax paying entities for all periods presented. These income tax amounts do not represent the amounts that would have resulted had the Company and the Allied Companies filed consolidated income tax returns during the periods presented. Net income per share amounts are based on the weighted average number of common stock and dilutive common stock equivalent shares outstanding during each year. Common stock equivalents include outstanding stock options and stock warrants.

Historical net income per share amounts are not presented because such information is not meaningful.

Stock Options

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Companies are required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1995. The Company has not yet adopted the new rules and, upon adoption next year, presently intends to continue to measure compensation cost using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by the new statement.

Reclassifications

Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform to the 1995 presentation.

2.  Merger with the Allied Companies

On June 7, 1996, the Company completed a merger with the Allied Companies through the exchange of 2,025,000 shares of newly-issued Company common stock in exchange for all of the outstanding shares of the Allied Companies common stock. The merger was structured as a tax-free reorganization and was accounted for using the pooling-of-interests method of accounting. In connection with the merger, the Company recorded a nonrecurring charge of $2,750,000 ($2,061,000 net of tax) in the quarter ended June 30, 1996 for transaction costs, including investment banking, legal, and accounting fees, and for estimated costs associated with the merger. Net sales and net income for the Company and the Allied Companies prior to the combination, are as follows (in thousands):


                                                              Year ended December 31,
                                                  1993                  1994                 1995
                                            ----------------      ----------------      ---------------
Net sales
   Brightpoint, Inc.                              $ 76,750              $169,268             $269,359
   Allied Companies                                 74,565               139,959              149,790
                                            ----------------      ----------------      ---------------
      Combined                                    $151,315              $309,227             $419,149
                                            ================      ================      ===============

Net income
   Brightpoint, Inc. (pro forma,
      except 1995)                                $  1,214              $  2,843             $  5,706
   Allied Companies (pro forma)                        714                 1,712                1,601
                                            ----------------      ----------------      ---------------
      Combined                                    $  1,928              $  4,555             $  7,307
                                            ================      ================      ===============


3. Credit Arrangements

At December 31, 1995, the Company had a $30 million credit agreement (line of credit) with Bank One, Indianapolis, NA, as agent for a group of banks. Advances on this line of credit were based on a borrowing base determined by eligible accounts receivable and inventories. Borrowings on the line of credit bore interest at the bank's prime rate (8.5% at December 31, 1995) or at LIBOR (5.875% at December 31, 1995) plus 175 basis points.

On January 19, 1996, the Company amended its credit agreement to increase available borrowings on the line of credit to $50 million. On June 7, 1996, the Company further amended its credit agreement to increase available borrowings on the line of credit to $75 million. The latter amendment also eliminated all borrowing base limitations previously included in the agreement. Borrowings on the amended line of credit bear interest at the bank's prime rate less up to 100 basis points or at LIBOR plus 75 to 175 basis points dependent upon the ratio of the Company's funded debt to capital. Finally, on October 11, 1996, the Company amended its credit agreement to restate various covenants, including a provision to allow the Company to guarantee bank debt of Brightpoint International Ltd. (see Note 9) in an amount not to exceed $25 million.

Substantially all of the Company's assets, including its inventories and receivables, are pledged to the Bank as collateral. In addition to covenants requiring the maintenance of certain financial ratios, the Company's agreement with the Bank limits or prohibits the Company, subject to certain exceptions, from among other things, incurring additional indebtedness, declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation, forming subsidiaries, selling all or substantially all of its assets, creating liens or security interests on the Company's assets and entering into transactions with affiliates.

The Allied Companies had a credit agreement with a separate bank which provided for additional borrowings up to $15,000,000, due on demand with interest on the outstanding principal at the bank's prime rate (8.5% at December 31, 1995). During 1995, the total borrowings available under this line of credit were increased by $5,000,000. The line was collateralized by substantially all the assets of the Allied Companies. The Allied Companies were allowed to borrow up to $2,000,000 over the line of credit limit, with the first $1,000,000 personally guaranteed by the former President of the Allied Companies. This credit agreement was terminated as of June 7, 1996, effective with the merger of the Allied Companies.

At December 31, 1995 the Company was in compliance with the covenants on both credit agreements. Interest payments for 1993, 1994 and 1995 were approximately $70,000, $277,000 and $1,525,000, respectively.

4. Stockholders' Equity

On April 14, 1994 the Company consummated the sale of 2,500,000 shares of common stock for $5.00 per share in an initial public offering. On April 29 and May 2, 1994, the Company sold an aggregate of 375,000 additional shares of common stock pursuant to the exercise of the underwriter's over-allotment option. In connection with the initial public offering and the conversion of the Company from an S corporation to a C corporation, the undistributed retained earnings generated while an S corporation were transferred to additional paid-in capital effective April 14, 1994.

On August 31, 1995 the Company declared a five-for-four stock split effected in the form of a dividend payable upon September 20, 1995 to stockholders of record on September 11, 1995. Accordingly, all references in the financial statements related to per share amounts, average shares outstanding and information concerning Stock Option Plans have been adjusted retroactively to reflect the stock split.

On October 31, 1995 the Company consummated the sale of 1,927,500 shares of common stock (including the sale of 277,500 shares pursuant to the underwriters' over-allotment option) at a price of $19.00 per share in a public offering. The Company received net proceeds, after deducting underwriting discounts and commissions and expenses of the offering, of $33,546,000. The net proceeds were used to repay all amounts outstanding under its line of credit ($10,315,000) and for working capital and general corporate purposes.

On June 7, 1996, the Company issued 2,025,000 shares of common stock that were exchanged for all of the outstanding common stock of the Allied Companies (see
Note 2).

The Company has authorized 1,000,000 shares of preferred stock which remain unissued. The Board of Directors has not yet determined the preferences, qualifications, relative voting or other rights of the authorized shares of preferred stock.

1994 Stock Option Plan

In March 1994, the Company adopted the 1994 Stock Option Plan whereby employees of the Company and others are eligible to be granted incentive stock options or non-qualified stock options. A total of 500,000 common shares were reserved for grant under the plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance under the plan from 500,000 shares to 1,125,000 shares. A committee of the Board of Directors determines the time or times at which the options will be granted, selects the employees or others to whom options will be granted and determines the number of shares covered by each option, purchase price, time of exercise.

(not to exceed five years from the date of the grant) and other terms. The exercise price of the options granted may not be less than the fair market value of a share of common stock on the date of the grant. Options become exercisable in periods ranging from one to three years.

Information with respect to options granted under the 1994 Stock Option Plan is as follows:

                                                          1994                  1995
                                                  ------------------------------------------
Outstanding at beginning of year                               --               489,375
  Granted                                                 493,750               409,375
  Exercised                                                    --               285,671
  Canceled                                                  4,375                 4,167
                                                  --------------------  --------------------
Outstanding at end of year                                489,375               608,912
                                                  ====================  ====================

Price range of grants                                $5.00 - $9.90       $11.30 - $16.70
                                                  ====================  ====================

Price range of options exercised                                         $ 5.00 - $ 9.90
                                                                        ====================

Exercisable at end of year                                                      248,834
                                                                        ====================

Available for grant at December 31, 1995                                        230,417
                                                                        ====================


Non-employee Directors' Stock Option Plan

In March 1994, the Company adopted the Non-employee Directors' Stock Option Plan whereby non-employee directors are eligible to be granted non-qualified stock options. A total of 125,000 shares were reserved for grant under the plan. During 1995, an amendment was approved which authorized an increase in shares reserved for issuance under the plan from 125,000 shares to 250,000 shares. Options to purchase 12,500 shares of common stock were granted to each newly elected non-employee director and, on the first day of each year, each individual elected and continuing as a non-employee director receives an option to purchase 4,000 shares of common stock. The exercise price of the options granted is the fair market value of a share of common stock on the date of the grant. The options are exercisable one year after the date of grant and expire five years after the date of the grant.

Information with respect to options granted under the Non-employee Directors' Stock Option Plan is as follows:

                                                          1994                  1995
                                                  ------------------------------------------
Outstanding at beginning of year                               --                62,500
  Granted                                                  62,500                25,000
  Exercised                                                    --                31,250
  Canceled                                                     --                    --
                                                  --------------------  --------------------
Outstanding at end of year                                 62,500                56,250
                                                  ====================  ====================

Price range of grants                                $5.00 - $5.20          $13.05 - $14.60
                                                  ====================  ====================

Price of options exercised                                                       $5.00
                                                                        ====================

Exercisable at end of year                                                       31,250
                                                                        ====================

Available for grant at December 31, 1995                                        162,500
                                                                        ====================

Stock Warrants

In connection with the initial public offering, the Company issued warrants to purchase up to 250,000 shares of common stock initially exercisable at $6.20 per share. The exercise price may be adjusted downward if future sales by the Company of its common stock are at a price per share less than the original exercise price of $6.20 per share. In 1995, 216,000 of these warrants were exercised at an average per share price of $6.20. At December 31, 1995, 34,000 of these warrants were outstanding and are exercisable by the holders at any time until April 7, 1999.

In January 1995, the Company issued warrants to purchase up to 318,096 shares of common stock at $13.05 per share in connection with an agreement with HSN Direct Joint Venture. At December 31, 1995, all of these warrants were outstanding. During 1996, 280,346 of the warrants were exercised at market prices ranging from $21.50 to $23.50 per share. The remaining outstanding warrants are exercisable by the holders at any time until January 16, 2000.

5. Income Taxes

Significant components of the historical and pro forma provision for income taxes are as follows (in thousands):


                                Pro forma (Unaudited)             Historical
                            -----------------------------    -------------------
                              1993       1994       1995       1994       1995
                            -----------------------------    -------------------
 Current:
        Federal             $ 1,052    $ 2,590    $ 3,763    $ 1,357    $ 3,028
        State                   286        642      1,017        410        978
                            -------    -------    -------    -------    -------
                              1,338      3,232      4,780      1,767      4,006

Deferred:
       Federal                  (72)      (227)       (73)      (116)      (146)
       State                    (17)       (55)       (11)       (28)       (22)
                            -------    -------    -------    -------    -------
                                (89)      (282)       (84)      (144)      (168)
                            -------    -------    -------    -------    -------
                            $ 1,249    $ 2,950    $ 4,696    $ 1,623    $ 3,838
                            =======    =======    =======    =======    =======

The pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company been subject to income taxes for each of the years presented.

The pro forma income tax expense is comprised of a provision for federal income taxes at the statutory rate plus a state income tax provision, net of federal income tax benefit. No other items materially impact the pro forma income tax expense. Due to the significance of the Subchapter S earnings (of both the Company and the Allied Companies) within the years presented, a reconciliation of historical income tax expense is not presented as it would not be meaningful.

Components of the Company's deferred taxes are as follows (in thousands):

                                                      December 31
                                                  1994            1995
                                             ------------------------------

  Deferred tax assets:
    Capitalization of inventory costs        $         88    $        204
    Allowance for doubtful accounts                    56             156
                                             --------------  --------------
                                                      144             360
  Deferred tax liabilities:
    Depreciation                                        -             (48)
                                             --------------  --------------
                                             $        144    $        312
                                             ==============  ==============

Income  tax  payments  were   $1,976,000  and  $1,931,000  for  1994  and  1995,
respectively.

6. Lease Arrangements

The Company has operating leases for its office and warehouse/distribution space through 2006. Rent expense incurred by the Company amounted to $351,000, $446,000 and $540,000 for 1993, 1994 and 1995, respectively.

The aggregate future minimum payments on the above leases are as follows (in thousands):



        Year ending December 31

               1996                               $1,017

               1997                                  837

               1998                                  736

               1999                                  639

               2000                                  604

               Thereafter                          2,534
                                           -------------------

                                                  $6,367
                                           ===================

7. Export Sales

Sales to unaffiliated foreign customers, principally in Latin America and the Middle East, aggregated approximately 18% and 28% of net sales for 1994 and 1995, respectively.

8. Related Party Transactions

During 1993, 1994 and 1995, the Company sold merchandise of $1,282,000, $2,445,000 and $5,987,000, respectively, to an affiliate. Sales to this affiliate were made at the Company's approximate cost in 1993 and at prevailing market prices in 1994 and 1995. The net amounts receivable from the affiliate are personally guaranteed by an officer of the Company.

In March 1994, the Company assigned a note, without recourse, evidencing a trade receivable due from a customer located in Brazil to two officers for an aggregate consideration of approximately $493,000, representing the principal amount outstanding under the note.

Stockholder loans outstanding at December 31, 1994 and 1995 total $1,346,000 and $554,000, respectively, and bear interest at 6%. Subsequent to December 31, 1995, the loans were retired.

9. Subsequent Event - Formation of Joint Venture with Technology Resources International Ltd.

On August 1, 1996, the Company completed the formation of a joint venture with Technology Resources International Ltd. (TRI). The newly formed Brightpoint International Ltd. is owned 50 percent by the Company and 50 percent by TRI.

10. Unaudited Quarterly Results of Operations

The unaudited quarterly results of operations are as follows (in thousands, except per share data):

1995                                         First          Second           Third          Fourth
----------------------------------------------------------------------------------------------------
Net sales                                $  97,181       $  91,921      $  100,915      $  129,132
Gross profit                                 6,205           6,036           6,822           9,136
Pro forma net income                         1,631           1,724           1,583           2,369
Pro forma net income per share                0.19            0.19            0.18            0.23

1994                                         First          Second           Third          Fourth
----------------------------------------------------------------------------------------------------
Net sales                                $  50,519       $  62,002       $  81,929      $  114,777
Gross profit                                 3,249           3,928           4,595           6,992
Pro forma net income                           681             812           1,157           1,905
Pro forma net income per share                0.13            0.11            0.14            0.23




                                BRIGHTPOINT, INC.

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

------------------------------------------------------------------------------------------------------------------------------------
                       COL. A                                              COL. B               COL. C       COL. D        COL. E
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               ADDITIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Balance at   Charged to  Charged to              Balance
                                                                          Beginning    Costs and   Other                   at End
                     DESCRIPTION                                          of Period    Expenses    Accounts   Deductions   of Period
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995:
  Deducted from asset accounts:
      Allowance for doubtful accounts .................................    $450,000    $927,000    $ --      $686,000(1)    $691,000
                                                                          ----------------------------------------------------------
        Total .........................................................    $450,000    $927,000    $ --      $686,000       $691,000
                                                                          ==========================================================
Year ended December 31, 1994:
  Deducted from asset accounts:
      Allowance for doubtful accounts .................................    $328,000    $905,000    $ --      $783,000(1)    $450,000
                                                                          ----------------------------------------------------------
        Total .........................................................    $328,000    $905,000    $ --      $783,000       $450,000
                                                                          ==========================================================
Year ended December 31, 1993:
  Deducted from asset accounts:
      Allowance for doubtful accounts .................................    $   --      $328,000    $ --      $   --         $328,000
                                                                          ----------------------------------------------------------
        Total .........................................................    $   --      $328,000    $ --      $   --         $328,000
                                                                          ==========================================================


(1) Uncollectible accounts written off.

================================================================================

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or any other person. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.


                                -----------------



                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Available Information .....................................................    2
Information Incorporated by Reference .....................................    2
Prospectus Summary ........................................................    4
Risk Factors ..............................................................    7
Selected Financial Data ...................................................   13
Management's Discussion and Analysis of
   Financial Condition and Results
   of Operations ..........................................................   14
Selling Stockholders and Plan of
   Distribution ...........................................................   19
Indemnification ...........................................................   20
Legal Matters .............................................................   21
Experts ...................................................................   21
Additional Information ....................................................   22
Index to Financial Statements .............................................  F-1





================================================================================


================================================================================


                               750,000 Shares of

                                  Common Stock


                            -----------------------

                                BRIGHTPOINT, INC.

                            -----------------------

                                   PROSPECTUS

                            -----------------------






                                  ______, 1996

================================================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Expenses payable in connection with the issuance and distribution of the securities being registered (estimated except in the case of the registration fee) are as follows:

                                                                       Amount
                                                                       ------

Registration Fee                                                   $    5,681.82

Printing                                                                1,000.00

Accounting Fees and Expenses                                           20,000.00

Legal Fees and Expenses                                                25,000.00

Transfer Agents and Registrars Fees                                     1,000.00

Miscellaneous                                                           7,318.18
                                                                   -------------
        TOTAL                                                      $   60,000.00
                                                                   =============

The above fees will be paid by the Company.

Item 15.  Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorized Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 102(b) of the Delaware Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or (iv) any
transaction  from which the  director  derived  an  improper  personal  benefit.
Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

     Article  Nine  of  the  Company's  Certificate  of  Incorporation  and  the
Company's By-Laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or
(iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

(a)  Exhibits

Exhibit No.

4 Form of certificate evidencing Common Stock, $.01 par value, of the Company, incorporated by reference to the Company's Registration
        Statement on Form S-1 as declared effective by the Securities and Exchange Commission on April 7, 1994.

5 Opinion of Tenzer Greenblatt LLP regarding legality of securities being registered.

11.1    Statement Re: Computation of Per Share Earnings

23.1    Consent of Ernst & Young LLP.

23.2    Consent of Coopers & Lybrand LLP.

23.3    Consent of BDO Seidman LLP

23.4    Consent of Weiss, Freedman & Strouss, PC

23.5    Consent of Tenzer Greenblatt LLP (included in Exhibit 5).

24      Power of Attorney (included in the signature page).

27      Financial Data Schedule

Item 17.  Undertakings

        The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement;

               (i)  To include any prospectus required by Section
        10(a)(3) of the Securities Act;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

               (3) To remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) For the purpose of determining any liability under the Securities Act, each filing of an annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d)) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Indianapolis, State of Indiana, on the 4th day of November, 1996.

                                            BRIGHTPOINT, INC.

                                            By: /s/ Robert J. Laikin
                                                -----------------------
                                                Robert J. Laikin,
                                                Chief Executive Officer

     KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Laikin and J. Mark Howell, jointly and severally, as his true and lawful attorney-in-fact and agent, each will full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:


        Signature                       Title                          Date
        ---------                       -----                          ----


/s/ Robert J. Laikin            Chairman of the                  November 4, 1996
----------------------          Board, Chief Executive
Robert J. Laikin                Officer (Principal
                                Executive Officer) and
                                Director

/s/ J. Mark Howell              President, Chief                 November 4, 1996
----------------------          Operating Officer
J. Mark Howell                  and Director

/s/ Phillip A. Bounsall         Executive Vice President         November 4, 1996
----------------------          Chief Financial Officer
Phillip A. Bounsall             (Principal Financial Officer)

/s/ T. Scott Housefield         Executive Vice President,        November 4, 1996
----------------------          Marketing, Sales and
T. Scott Housefield             Development and Director


/s/ John P. Delaney             Vice President, Corporate        November 4, 1996
----------------------          Controller (Principal
John P. Delaney                 Accounting Officer)


                                Director
---------------------
Robert Picow

/s/ Joseph Forer                Director                         November 4, 1996
----------------------
Joseph Forer

/s/ John W. Adams               Director                         November 4, 1996
----------------------
John W. Adams

/s/ Robert F. Wagner            Director                         November 4, 1996
----------------------
Robert F. Wagner

/s/ Stephen H. Simon            Director                         November 4, 1996
----------------------
Stephen H. Simon

/s/ Rollin M. Dick              Director                         November 4, 1996
----------------------
Rollin M. Dick

/s/ Steven B. Sands             Director                         November 4, 1996
----------------------
Steven B. Sands


                                 EXHIBIT INDEX

Exhibit No.           Description                                          Page
-----------           -----------                                          ----

4 Form of certificate evidencing Common Stock, $.01 par value, of the Company, incorporated by reference to the Company's Registration Statement on Form S-1 as declared effective by the Securities and Exchange Commission on April 7, 1994.

5 Opinion of Tenzer Greenblatt LLP regarding legality of securities being registered.

11.1           Statement Re: Computation of Per Share Earnings

23.1           Consent of Ernst & Young LLP.

23.2           Consent of Coopers & Lybrand LLP.

23.3           Consent of BDO Seidman LLP.

23.4           Consent of Weiss, Freedman & Strouss, PC

23.5           Consent of Tenzer Greenblatt LLP (included in Exhibit 5).

24             Power of Attorney (included in Signature Page).

27             Financial Data Schedule